CUSIP No. 497498105	Page 1 of 12 Pages

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _)

Kirklands, Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

497498105
(CUSIP Number)

October 7, 2004
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 12 Pages

CUSIP No. 497498105	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ENDOWMENT CAPITAL, L.P. 77-0621714
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 962,941
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 962,941
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5.00%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.00%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 497498105	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LONG DRIVE, L.P. 84-1639266
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 962,941
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 962,941
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5.00%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.00%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 497498105	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ENDOWMENT CAPITAL GROUP, LLC 77-0621719
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 962,941
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 962,941
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5.00%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.00%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 497498105	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ENDOWMENT MANAGEMENT, LLC 04-3771199
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DElAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 962,941
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 962,941
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5.00%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.00%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 497498105	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PHILIP TIMON ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 962,941
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 962,941
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5.00%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.00%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 497498105	Page 7 of 12 Pages

Item 1.	(a).	Name of Issuer: KIRKLANDS, INC.

	(b).	Address of Issuer's Principal Executive Offices:

805 NORTH PARKWAY
Jackson, Tennessee 38305

Item 2.	(a).	Name of Persons Filing:

This Statement is being filed jointly by (i) Endowment Capital, L.P., a Delaware limited partnership ("Endowment"); (ii) Long Drive, L.P., a Delaware limited partnership ("Long Drive"); (iii) Endowment Capital Group, LLC, a Delaware limited liability company, which serves as general partner to Endowment and Long Drive (the "General Partner"); (iv) Endowment Management, LLC, a Delaware limited liability company, which serves as investment manager to Endowment and Long Drive (the "Manager"); and (v) Mr. Philip Timon, who serves as the managing member of the General Partner and the Manager. Endowment, Long Drive, the General Partner, the Manager, and Philip Timon are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons".
(b).	Address of Principal Business Office for Each of the Above:
	(i)	Endowment Capital, L.P. -- The address of Endowment's
principal business and principal office is 1007 N. Orange Street, Suite 757, Wilmington, DE 19801.

	(ii)	Long Drive, L.P. -- The address of Long Drive's principal
business and principal office is 1007 N. Orange Street, Suite 757, Wilmington, DE 19801.

	(iii)	Endowment Capital Group, LLC -- The address of the
General Partner's principal business and principal office is 1007 N. Orange Street, Suite 757, Wilmington, DE 19801.

	(iv)	Endowment Management, LLC -- The address of the
Manager's principal business and principal office is 1007 N. Orange Street, Suite 757, Wilmington, DE 19801.

	(v)	Philip Timon -- Mr. Philip Timon's principal address is 1007
N. Orange Street, Suite 757, Wilmington, DE 19801.

(c).	Citizenship or Place of Organization:

Endowment, Long Drive, the General Partner, and the Manager are
organized under the laws of the State of Delaware. Philip Timon is a citizen of the United States.

(d).	Title of Class of Securities: Common Stock

CUSIP No. 497498105	Page 8 of 12 Pages

	(e).	CUSIP Number: 497498105

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act;
	(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[ ] Group, in accordance with Rule 13d-1(b)(1) (ii)(J).
	(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
Item 4.	Ownership.

	(a).	Amount beneficially owned:

		(i) Endowment Capital, L.P.	962,941
		(ii) Long Drive, L.P.	962,941
		(iii) Endowment Capital Group, LLC[1]	962,941
		(iv) Endowment Management, LLC[2]	962,941
		(v) Philip Timon[3]	962,941

1	Endowment Capital Group, LLC is the General Partner of Endowment Capital. L.P. and Long Drive, L.P., subject to the overall control of the managing member, Philip Timon.

2

Endowment Management, LLC is the investment manager of Endowment Capital. L.P. and Long Drive, L.P., subject to the overall control of the managing member, Philip Timon, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

3

Philip Timon is the managing member is deemed to posses a controlling interest in Endowment Management, LLC and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

CUSIP No. 497498105	Page 9 of 12 Pages

(b).	Percentage of class:

	(i)	Endowment Capital, L.P.	5.00%
	(ii)	Long Drive, L.P.	5.00%
	(iii)	Endowment Capital Group, LLC	5.00%
	(iv)	Endowment Management, LLC	5.00%
	(v)	Philip Timon	5.00%

(c).	Number of shares as to which such person has:

	(1)	Sole power to vote or to direct the vote:

	(i)	Endowment Capital, L.P.	0
	(ii)	Long Drive, L.P.	0
	(iii)	Endowment Capital Group, LLC	0
	(iv)	Endowment Management, LLC	0
	(v)	Philip Timon	0

	(2)	Shared power to vote or to direct the vote:

	(i)	Endowment Capital, L.P.	962,941
	(ii)	Long Drive, L.P.	962,941
	(iii)	Endowment Capital Group, LLC	962,941
	(iv)	Endowment Management, LLC	962,941
	(v)	Philip Timon	962,941

	(3)	Sole power to dispose or to direct the disposition of :

	(i)	Endowment Capital, L.P.	0
	(ii)	Long Drive, L.P.	0
	(iii)	Endowment Capital Group, LLC	0
	(iv)	Endowment Management, LLC	0
	(v)	Philip Timon	0

CUSIP No. 497498105	Page 10 of 12 Pages

(4)	Shared power to dispose or to direct the disposition of:

(i)	Endowment Capital, L.P.	962,941
(ii)	Long Drive, L.P.	962,941
(iii)	Endowment Capital Group, LLC	962,941
(iv)	Endowment Management, LLC	962,941
(v)	Philip Timon	962,941

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group:

See Item 2.

ITEM 9.	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. 497498105	Page 11 of 12 Pages

Item 10. Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ENDOWMENT CAPITAL, L.P.

Date: October 7, 2004	By /S/ Philip Timon Philip Timon, managing member of Endowment Capital Group, LLC, general partner

LONG DRIVE, L.P.

Date: October 7, 2004	By /S/ Philip Timon Philip Timon, managing member of Endowment Capital Group, LLC, general partner

ENDOWMENT CAPITAL GROUP, LLC

Date: October 7, 2004	By /S/ Philip Timon Philip Timon, managing member

ENDOWMENT MANAGEMENT, LLC

Date: October 7, 2004	By /S/ Philip Timon Philip Timon, managing member

CUSIP No. 497498105	Page 12 of 12 Pages

EXHIBIT 1 -- AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 7th day of October, 2004.

ENDOWMENT CAPITAL, L.P.

Date: October 7, 2004	By /S/ Philip Timon Philip Timon, managing member of Endowment Capital Group, LLC, general partner

LONG DRIVE, L.P.

Date: October 7, 2004	By /S/ Philip Timon Philip Timon, managing member of Endowment Capital Group, LLC, general partner

ENDOWMENT CAPITAL GROUP, LLC

Date: October 7, 2004	By /S/ Philip Timon Philip Timon, managing member

ENDOWMENT MANAGEMENT, LLC

Date: October 7, 2004	By /S/ Philip Timon Philip Timon, managing member